

August 2, 2012

<u>Via E-mail</u>
Mr. John L. Sullivan III
Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, Connecticut 06770

      RE: **The Eastern Company**
                 Form 10-K for the Year Ended December 31, 2011
                 Filed March 12, 2012
                 Definitive Proxy Statement on Schedule 14A
                 Filed March 16, 2012
                 Form 10-Q for the Period Ended March 31, 2012
                 Filed April 30, 2012
                 Form 10-Q for the Period Ended June 30, 2012
                 Filed July 27, 2012
                 File No. 1-35383

Dear Mr. Sullivan:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Front Cover Page</u>

1. In future filings, please indicate on the cover page of your annual report that your securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934. In this regard, we note your filing of a Form 8-A on December 14, 2011 in connection with the registration of your common stock pursuant to Section 12(b) of the Exchange Act and the listing of your common stock on The NASDAQ Stock Market LLC.

Legal Proceedings, page 11

2. With regards to your State of Illinois matter and U.S. Environmental Protection Agency matter, please tell us whether you believe it is remote, reasonably possible, or probable that material losses may result from these matters. In future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please show us supplementally what your revised disclosures will look like.

Management's Discussion and Analysis of Financial Condition and Results…page 14

Critical Accounting Policies and Estimates, page 17

Goodwill and Other Intangible Assets, page 18

3. We note your disclosures regarding your accounting policies for goodwill and other intangible assets. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:
    *   Identify the reporting unit(s) to which goodwill applies; and
    *   Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes.

    If any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, in future filings please provide the following disclosures for each of these reporting units:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    *   The amount of goodwill;
    *   A description of the assumptions that drive the estimated fair value;
    *   A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
    *   A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

    If you have determined that the estimated fair value for each of your reporting units substantially exceeds its carrying value, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting

Codification for guidance. Please show us supplementally what your revised disclosures will look like.

Results of Operations, page 18

Fiscal 2011 Compared to Fiscal 2010, page 18

4. In future filings, please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in your discussion of selling and administrative expenses of your Security Products segment, you indicate that the increase was due to increased payroll and payroll related charges and increased travel expenses, offset by lower bad debt expense and reduced amortization costs for intangibles. However, it is not clear how much of the change is related to each of these items. Please show us supplementally what your revised disclosures will look like.

Liquidity and Capital Resources, page 23

General

5. Please disclose the following in future filings:
   - The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;
   - You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and
   - Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.
   Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us supplementally what your revised disclosures will look like.

6. On page 25, you disclose that your loan covenants under your loan agreement require you to maintain specified financial ratios and amounts. In future filings, please disclose whether you were in compliance with your debt covenants for all periods presented.   Please also disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. In addition, please tell us what consideration you have given to filing the loan agreement as an exhibit to your annual report pursuant to Item 601(b)(10) of Regulation S-K. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our

website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what your revised disclosures will look like.

Exhibit 31

7. You have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K. Similarly revise the certifications included in your March 31, 2012 and June 30, 2012 Forms 10-Q as well.

Form 10-Q for the Period Ended June 30, 2012

General

8. Please address the above comments in your interim filings as well, as applicable.

Definitive Proxy Statement on Schedule 14A filed on March 16, 2012

Short Term Incentives – Annual Cash Incentives, page 13

9. We note disclosure that the named executive officers are eligible to receive incentive compensation based on the achievement of specific financial goals and that in year 2011 both Messrs. Leganza and Sullivan received an annual cash bonus. In future filings, please quantify the financial targets, disclose the actual level of target achievement and how the calculation of the incentive compensation was determined for each named executive officer. Refer to Items 402(b)(1)(v) and (2)(v) of Regulation S-K . Please show us what your disclosure would look like.

Summary Compensation Table, page 17

10. Please provide us supplementally with your analysis as to why the annual cash incentive bonus to each named executive officer is properly disclosed as a bonus in the Summary Compensation Table. We note that each named executive officer has an opportunity to earn a bonus intended as incentive for performance to occur over a specified period, based on the business units' achievement of specified levels of financial performance. As such, payment of the incentive bonus appears guaranteed even though it is subject to compensation committee's approval. In this regards, please see Item 402(c)(2)(vii) of Regulation S-K, and for additional guidance refer to Regulation S-K Compliance and Disclosure Interpretations, Question 119.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief